09056901

SEC Processing Section
MAR 20 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- - 51711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEFFERSON WORLDWIDE GROUP LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 NORTH FLAGLER DRIVE, SUITE 437
(No. and Street)

WEST PALM BEACH	FLORIDA	33407
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. COOLIDGE (561) 820-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMERMAN, JACOBS & GOLTCHE CPA'S PC
(Name – *if individual, state last, first, middle name*)

470 PARK AVENUE SOUTH,	NEW YORK,	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NICHOLAS J. COOLIDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERSON WORLDWIDE GROUP LTD., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature]
Signature

Feb 18, 2009

PRESIDENT
Title

[signature]
Notary Public

LAYETTA JONES
Notary Public, State of Florida
Commission# DD682415
My comm. expires June 05, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Independent auditor's report on internal accounting control.

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

470 Park Avenue South
12th Floor South
New York, N.Y. 10016

Telephone 212.686.5200
Fax 212.400.4935

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Jefferson Worldwide Group Ltd.

We have audited the accompanying statement of financial condition of Jefferson Worldwide Group Ltd. (the Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson Worldwide Group Ltd. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

In connection with our audit, nothing came to our attention that caused us to believe the Company had failed to comply with the conditions of the Securities and Exchange Commission's Rule 15c3-3k(2)(i) exemption and that no facts came to our attention to indicate that the exemption referred to above had not been complied with since our last audit of the financial statements as of December 31, 2007 and for the year then ended. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of noncompliance with such requirements.

Kamerman, Jacobs + Goltche
Certified Public Accountants PC

New York, New York
March 19, 2009

baltr

JEFFERSON WORLDWIDE GROUP LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$ 6,002
Due from stockholder	23,802
Total Current Assets	29,804
TOTAL ASSETS	$29,804
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
None	$ 0
Total Liabilities	0
Stockholder's Equity:	
Common stock, no par value, authorized 200 shares, issued 97 shares	9,700
Retained earnings	20,104
Total Stockholder's Equity	29,804
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$29,804

The accompanying notes are an integral part of these financial statements.

JEFFERSON WORLDWIDE GROUP LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note #1 - Organization and Nature of Business

The Company was incorporated on March 4, 1999 under the name of Summerfield Securities Corporation. On October 1, 1999, the company changed its name to Jefferson Worldwide Group Ltd. On June 23, 2004, the Company, a New York Corporation, merged with and into Jefferson Worldwide Group Ltd., a Delaware Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is wholly-owned by Nicholas J. Coolidge.

Note #2 - Significant Accounting Policies

Basis of Presentation:

The Company's sole employee is its owner, Mr. Coolidge. The firm operates pursuant to SEC Rule 15c3-1(a)(2)(vi) and does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers.

Income Taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note #3 - Net Capital Requirements

At December 31, 2008, the Company had net capital of $6,002, which was $1,002 in excess of its required net capital of $5,000.

Note #4 - Exemption from Rule 15c3-3

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(2)(i).

Note #5 - Reconciliation of Net Capital Under Rule 15c3-1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Company's Part IIA (unaudited) focus report	$6,002
Non-Allowable assets erroneously included: None	0
Liabilities erroneously omitted: None	(0)
Net Capital Per Audited Computation of Net Capital - Schedule I	$6,002

Note #6 – Issuance of Additional Common Stock

In August, 2008, the Company issued and sold two (2) additional shares of Common Stock at $100.00 per share to its sole stockholder, Nicholas J. Coolidge.

Notes08

JEFFERSON WORLDWIDE GROUP LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

KAMERMAN, JACOBS & GOLTCHE
CERTIFIED PUBLIC ACCOUNTANTS PC